UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

-----------------------------------------------------------------------------

                                   Form 10

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                    Pursuant to Section 12(b) or (g) of
                    The Securities Exchange Act of 1934


                         Aspen Diversified Fund LLC
            (Exact Name of Registrant as specified in its Charter)


           Delaware                                   32-0145465
 (State or other jurisdiction of         (IRS Employer Identification Number)
  incorporation or organization)



                          1230 Peachtree Street, N.E.
                                  Suite 1750
                               Atlanta, GA 30309
                   (Address of principal executive offices)


                                (404) 879-5126
               (Registrant's telephone number, including area code)


         Securities to be registered pursuant to Section 12(b) of the Act:

                                     None


            Securities registered pursuant to Section 12(g) of the Act:

              Class A, B, C and E Units of Aspen Diversified Fund LLC

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Item 1.  Business.

(a)  General Development of Business.

          The Aspen Diversified Fund LLC (the "Fund") is a limited liability company organized under the laws of Delaware in April 2005.

          The Fund's business is trading a diversified portfolio of futures, forward and option contracts on currencies, metals, financial instruments, stock indices, energy and agricultural commodities. The Fund is organized as a "multi-advisor" commodity pool and will primarily invest its assets in other pooled investment vehicles ("Investee Pools") managed by independent Commodity Trading Advisors, or CTAs, or other portfolio managers. While the Fund primarily will invest in Investee Pools, it may, from time to time, establish separate accounts to be managed by one or more CTAs or portfolio managers.

          Investee Pools may trade diversified portfolios of futures in U.S. and non-U.S. markets in an effort to actively profit from anticipated trends in market prices. Portfolio managers may rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify and exploit price trends. Portfolio managers will attempt to structure portfolios of liquid futures contracts including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets.

          Aspen Partners, Ltd. (the "Managing Member"), an S Corporation formed in Delaware in February 1996, acts as the managing member, commodity pool operator, and trading advisor of the Fund. As of December 31, 2006, the Manager had approximately $60 million of assets under management, including assets of the Fund. The Managing Member is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and is a registered introducing broker and commodity pool operator with the Commodity Futures Trading Commission
     (the "CFTC") and a member of the National Futures Association (the
     "NFA").

          The Fund and the Managing Member maintain their principal business office at 1230 Peachtree Road, N.E., Suite 1750, Atlanta, Georgia 30309 and their telephone number is (404) 879-5126.

          Guidance Capital LLC (the "Sub-Advisor"), an Illinois limited liability company, acts as sub-advisor to the Fund. The Sub-Advisor's office is located at 700 Rockland Road, Rockland, DE 19732, and its telephone number is (302) 573-5087. The Sub-Advisor is unaffiliated with the Managing Member. The Sub-Advisor is a registered investment adviser under the Advisers Act, and is also registered with the CFTC as a commodity trading advisor and is a member of the NFA.

          The Sub-Advisor is responsible for recommending the selection of, investment in and withdrawal from Investee Pools, to the Investment Committee of the Fund (the "Investment Committee"), which consists of representatives from both the Sub-Advisor and the Managing Member. The Managing Member generally will, in its sole discretion, implement the decisions made by the Investment Committee, although it is not required to do so.

          Interests in the Fund are distributed through Frontier Solutions, LLC (the "Broker/Dealer"), and a Georgia limited liability company which began operations in January 2006. The Broker/Dealer is a wholly-owned subsidiary of the Managing Member and is a registered broker/dealer with the National Association of Securities Dealers (the "NASD"). The Broker/Dealer's office is located at 1230 Peachtree Road N.E., Suite
     1750, Atlanta, Georgia 30309 and its telephone number is (404) 879-5126.

                                     - 1 -
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                                Structure Chart

                             Aspen Partners, Ltd.
                              (Managing Member)
                              |        |
                              |        |
                              |        |
           Frontier Solutions, LLC     |       Guidance Capital, LLC
           (Limited Participation      |           (Sub-Advisor)
                Broker Dealer)         |        |
                                       |        |
                                       |        |
                              Investment Committee
                                       |
                                       |
                                       |
                                       |
                          Aspen Diversified Fund LLC
                                  (Registrant)
                                       |
                                       |
                                       |
                                       |
                                Investee Pools

          Aspen Partners, Ltd. is responsible for the daily operations of the Fund, as well as facilitating instructions of the Investmetn Committee. Interests in the Fund are distributed through the Managing Member's wholly-owned broker/dealer subsidiary, Frontier Solutions, LLC. Aspen Partners, Ltd. and Guidance Capital, LLC participate in the investment decisions of the Fund via the Fund's Investment Committee.

(b)  Financial Information about Segments.

          The Fund's business constitutes only one segment for financial reporting purposes, i.e. a speculative "commodity pool." The Fund does not engage insales of goods or services. Refer to Item 2. Financial Information for financial information pertaining to the Fund.

                                     - 2 -
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(c)  Narrative Description of Business.

     (i) through (xii) not applicable.

     (xiii)  The Fund has no employees.

          The Fund seeks to achieve capital appreciation through investment in a diversified portfolio of futures, forward and option contracts on currencies, metals, financial instruments, stock indices, energy and agricultural commodities ("Financial Instruments"). The Fund will primarily invest its assets in Investee Pools managed by independent commodity trading advisors, or CTAs, or other portfolio managers. Investee Pools may trade diversified portfolios of futures in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices.

          The Portfolio Managers of the Fund, (each, a "Portfolio Manager", together, the Portfolio Managers") may rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify and exploit price trends. Portfolio Managers will attempt to structure portfolios of liquid futures contracts including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. Market selection may be based on the liquidity or legal constraints, market conditions or data reliability of the market, depending on the Portfolio Manager's internal policies. Portfolio Managers trading Investee Pools may trade either on the long or short side of the market, often on a 24-hour basis, and generally have more volatile performance than many traditional investments, such as
     stocks and bonds.   However, managed futures investments are generally not
     correlated with the returns of traditional long-only equity or fixed income investments. Generally, at least 80% of the Net Assets (as defined below) will be invested with Investee Pools who invest in futures markets, options on commodity future contracts, and forward contracts.

     Trading Program

          Forward and futures traders generally may be classified as either systematic or discretionary. A systematic trader generally will rely to some degree on judgmental decisions concerning, for example, which markets to follow and trade, when to liquidate a position in a contract that is about to expire and how heavy a weighting a particular market should have in a portfolio. However, although these judgmental decisions may have a substantial effect on a systematic trading advisor's performance, the trader relies primarily on trading programs or models that generate trading signals. The systems used to generate trading signals themselves may be changed from time to time, but the trading instructions generated by the systems are followed without significant additional analysis or interpretation. Discretionary traders on the other hand - while they may use market charts, computer programs and compilations of quantifiable information to assist them in making trading decisions - make trading decisions on the basis of their own judgment and trading instinct, not on the basis of trading signals generated by any program or model.

          The Managing Member generally invests Fund assets in Investee Pools managed primarily by Portfolio Managers who are systematic traders.
     In addition to being distinguished from one another on the basis of whether they are systematic or discretionary traders, commodity trading advisors also are distinguished as relying on either technical or fundamental analysis, or on a combination of the two.

          Technical analysis is not based on the anticipated supply and demand of a particular commodity, currency or financial instrument. Instead, it is based on the theory that the study of the markets themselves will provide a means of anticipating the external factors that affect the supply and demand for a particular commodity, currency or financial instrument in order to predict future prices. Technical analysis operates on the theory that market prices at any given point in time reflect all known factors affecting supply and demand for a particular commodity, currency or financial instrument.

          Fundamental analysis, in contrast, is based on the study of factors external to the trading markets that affect the supply and demand of a particular commodity, currency or financial instrument in an attempt to predict future prices. Such factors might include the economy of a particular country, government policies, domestic and foreign political

                                     - 3 -
===============================================================================

     and economic events, and changing trade prospects. Fundamental analysis theorizes that by monitoring relevant supply and demand factors for a particular commodity, currency or financial instrument, a state of current or potential disequilibrium of market conditions may be identified that has yet to be reflected in the price level of that instrument.
     Fundamental analysis assumes that the markets are imperfect, that information is not instantaneously assimilated or disseminated and that econometric models can be constructed that generate equilibrium prices that may indicate that current prices are inconsistent with underlying economic conditions and will, accordingly, change in the future.

          The Managing Member invests Fund assets in Investee Pools managed primarily by Portfolio Managers who are technical traders.

          Trend-following advisors gear their trading approaches towards positioning themselves to identify and follow major price movements.
     In contrast, market forecasters attempt to predict future price levels without relying on such trends to point the way, scalpers attempt to make numerous small profits on short-term trades, and arbitrage traders attempt to capture temporary price imbalances between inter-related markets. Trend-following traders assume that a majority of their trades will be unprofitable. Their objective is to make a few large profits, more than offsetting their numerous but smaller losses, by successfully identifying and following major trends. Consequently, during periods in which no major price trends develop in a market, a trend-following advisor is likely to incur substantial losses.

          Generally, at least 80% of the Net Assets will be invested with Investee Pools who invest in futures markets, options on commodity future contracts, and forward contracts. The Managing Member temporarily may invest the Fund's available assets in U.S. government securities or "cash equivalent" financial instruments such as certificates of deposit, money market funds or other cash equivalents. The trading of futures and commodity interests is inherently leveraged. Accordingly, the Fund does not intend to borrow. Investee Pools, however, are permitted to borrow or otherwise use leverage. Nevertheless, the Managing Member does not presently intend to invest in Investee Pools that contemplate borrowing.

          The Fund is a speculative investment and is not intended as a complete investment program. The Fund is designed only for sophisticated persons who are able to bear the risk of an investment in the Fund. There can be no assurance that the Fund will achieve its investment objectives.

(d)  Financial Information about Geographic Areas

          The Fund invests in Investee Pools located within the United States and abroad. Investee Pools may trade on a number of foreign commodity exchanges. The Fund does not engage in the sales of goods or services.

(e)  Available Information

          The Fund has filed this Form 10 registration statement as required by Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          As a reporting company, the Fund will be obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements, as required under the Exchange Act.

          The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

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(f)  Reports to Securities Holders.

          Each month the Managing Member sends such information to investors as the CFTC requires to be given in the form of a monthly account statement, as well as any such other information as the Managing
     Member may deem appropriate. Investors also will receive audited financial statements and tax information necessary for the preparation of their annual federal income tax returns.

(g)  Enforceability of Civil Liabilities Against Foreign Persons.

     Not applicable.

Item IA.  Risk Factors.

     An investment in the Fund is speculative, involves a high degree of risk and is suitable only for persons who are able to assume the risk of losing their entire investment. Prospective investors in the Fund are expected to be aware of the substantial risks of investing in the highly speculative field of futures trading. Those who are not generally familiar with such risks are not suitable investors and should not consider investing in the Fund. The Managing Member wishes to emphasize the following particular risk factors relating to a purchase of each interest in the Fund, (each, a "Unit").

     Risk of loss. An investor may incur significant losses on an investment in the Fund. The Managing Member cannot provide any assurance that investors will not lose all or substantially all of their investment.

     Past performance records are not necessarily indicative of future trading
results.   The Fund has a limited operating history, though the Managing Member and its principals have previously managed other assets. Although some of the Investee Pools have significant experience trading customer funds in the futures markets, past performance is not necessarily indicative of future results.

     Futures, forward and commodity interest contract trading is volatile. Trading in the futures, forward and commodity interest markets typically results in volatile performance. The performance records of the Investee Pools have exhibited a considerable degree of volatility.

     The Fund's trading is highly leveraged.   The low margin deposits
frequently required in futures, forward and commodity interest trading permit an extremely high degree of leverage. Investee Pools frequently may hold positions with a gross value several times in excess of the Fund's Net Assets allocated to them. Consequently, even a slight movement in the prices of open positions could result in significant losses.

     Markets may be illiquid or disrupted.   Most United States futures
exchanges limit fluctuations in some futures contract prices during a single day by regulations referred to as "daily limits." During a single trading day no trades may be executed in such contracts at prices beyond the daily limit. Once the price of a futures contract has increased or decreased to the limit point, positions can be either taken nor liquidated. Futures prices have occasionally moved to the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent Investee Pools or the Fund from promptly liquidating unfavorable positions and subject the Fund to substantial losses. Also, the CFTC or futures exchanges may suspend or limit trading. Trading on non-United States exchanges also may be subject to price fluctuation limits and are otherwise subject to periods of significant illiquidity. Trading in the forward currency markets is not subject to daily limits, although such trading also is subject to periods of significant illiquidity.

     Failure of brokerage firms and forward market participants. The Commodity Exchange Act, as amended, requires a clearing broker to segregate all funds received from such broker's customers in respect of futures (but not forward) transactions from such broker's proprietary funds. If any of the Investee Pools' commodity brokers were not to do so to the full extent required by law, or in the event of a substantial default by one or more of such broker's other customers, the assets of the Fund allocated to that Investee Pool might not be fully protected in the event of the bankruptcy of such broker. Furthermore, in

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the event of such a bankruptcy, the Investee Pool would be limited to recovering only a pro rata share of all available funds segregated on behalf of the affected commodity broker's combined customer accounts, even though certain property specifically traceable to the Investee Pool (for example, United States Treasury bills or cash deposited by the Fund with such broker) was held by such broker. Commodity broker bankruptcies have occurred in which customers were not able to recover from the broker's estate the full amount of their funds on deposit with such broker and owing to them. Commodity broker bankruptcies are not insured by any governmental agency, and investors would not have the benefit of any protection such as that afforded customers of bankrupt securities broker-dealers by the Securities Investors Protection Corporation.

     In respect of their forward trading, the Fund's Investee Pools will be subject to the risk of the inability or refusal to perform with respect to such contracts on the part of the principals or agents with or through which the Investee Pools trade. Any failure or refusal to discharge their contractual obligations by the counterparties with which the Investee Pool deals on the forward markets, whether due to insolvency, bankruptcy or other causes, could subject the Fund's investment in that Investee Pool to
substantial losses.   The Fund's Portfolio Managers generally deal in the
forward markets only with major financial institution counterparties which they consider to be creditworthy. However, defaults have occurred in the forward markets, and the risk of such defaults cannot be eliminated from the Portfolio Managers' trading, impacting the Fund's investments.

     Forward trading is largely unregulated.   None of the CFTC, NFA, futures
exchanges or banking authorities directly regulates forward trading. Because a portion of the Investee Pools' currency trading takes place in the forward markets, prospective investors must recognize that much of the Fund's indirect investment activity takes place in unregulated markets rather than on futures exchanges subject to the jurisdiction of the CFTC or other regulatory bodies. Underlying Investee Pool funds on deposit with the currency forward counterparties with which the Portfolio Manager trades are not protected by the same segregation requirements imposed on CFTC regulated commodity brokers in respect of customer funds deposited with them. Although the Portfolio Managers deal only with major financial institutions as currency forward counterparties, the insolvency or bankruptcy of a currency forward counterparty could subject the Investee Pool to the loss of its entire deposit with such counterparty. The forward markets are well established. However, it is impossible to predict how, given certain unusual market scenarios, the unregulated nature of these markets might affect the Fund's investments in Investee Pools.

     Options trading can be more volatile than futures trading. The Portfolio Managers have traded futures and forward options in the past and may trade such instruments in the future. Although successful options trading requires many of the same skills as successful futures and forward trading, the risks involved are somewhat different. For example, the assessment of near-term market volatility -- which is directly reflected in the price ofoutstanding options -- can be of much greater significance in trading options than it is in many long-term futures strategies. The use of options can be extremely expensive if market volatility is incorrectly predicted.

     Trading on non-U.S. futures exchanges presents greater risk than trading on U.S. futures echanges. The Investee Pools may trade on futures exchanges outside the United States. Trading on such exchanges is not regulated by any United States government agency and may involve certain risks not applicable to trading on United States exchanges. For example, some non-U.S. exchanges, in contrast to United States exchanges, are "principals' markets" similar to the forward markets in which performance is the responsibility only of the individual member with whom the Investee Pool has entered into a futures contract and not of any exchange or clearing corporation. In such cases, the Investee Pool will be subject to the risk of the inability or refusal to perform with respect to the individual member with whom the Investee Pool has entered into a futures contract. Trading on foreign exchanges involves the additional risks of expropriation, burdensome or confiscatory taxation, moratoriums, exchange or investment controls and political or diplomatic disruptions, each of which might materially adversely affect an Investee
Pool's trading activities. In trading on foreign exchanges, the Investee Pool is also subject to the risk of changes in the exchange rates between the United States dollar and the currencies in which the foreign contracts are settled.

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     Substantial charges to Fund.   The Fund is obligated to pay fees and
expenses to the Managing Member regardless of whether the Fund is profitable. The Management Fee applicable to the Class A Units and the Class B Units is 1.0% annually of the applicable Net Asset Value per Unit for each such Unit. The Management Fee applicable to the Class C Units is 0.75% annually of the applicable Net Asset Value per Unit for each such Unit. The Fund pays to the Managing Member a monthly administrative expense reimbursement (the "Administrative Expense Reimbursement") at the rate of 0.65% per annum (0.054167% per month) for Class A Units and Class B Units, and at a rate of 0.25% per annum (0.020833% per month) for Class C Units, of the Net Assets determined as of the first business day of each month. In addition, the Managing Member receives, with respect to each Unit, an Incentive Allocation equal to the applicable percentage of New Net Profits earned with respect to such Unit. The aggregate Incentive Allocation applicable to the Class A Units and the Class B Units is 10% of any New Net Profits earned with respect to the applicable Unit. The aggregate Incentive Allocation applicable to the Class C Units is 7.5% of any New Net Profits earned with respect to the applicable Unit. Stated generally, New Net Profits are based upon the increase in value of each Unit at the end of each month including any unrealized appreciation in open futures, forward and commodity interest positions and positions in Investee Pools.

     The Fund also pays fees and expenses to the Investee Pools in which the Fund invests. Management Fees paid to Investee Pools range from 0.50% to 2.00%. Administrative Expense Reimbursements to Investee Pools range from 0.00% to 0.51%. Brokerage Fees of Investee Pools paid by the Fund range from 0.30% to 2.55%. Incentive Allocations paid to Investee Pools range from 10% to 25% of Net New Profits.

     Forward trading is conducted in a principals' market in which counter-parties buy and sell currencies among each other, including a "bid-ask" spread in their pricing. Institutions trading in such markets do not pay brokerage commissions in addition to such spreads. It is not possible to quantify the "bid-ask" spreads paid by the Portfolio Managers in respect of its currency trading because it is not possible for the Portfolio Manager to know what, if any, profit its counterparty is making on the forward trades into which it enters.However, these spreads represent a significant direct or indirect execution cost to the Fund.

     Trading decisions based on technical systems rely on market movements to be effective. Allocation decisions of the Portfolio Managers may not be determined by analysis of fundamental supply and demand factors, general economic factors or anticipated world events, but by technical trading systems involving trend analysis and other factors and the money management principles developed by the Portfolio Managers and their affiliates. The profitability of any trading system involving technical trend analysis depends upon the occurrence in the future of significant sustained price moves in at least some of the markets traded. Without such sustained price moves in at least some of the markets traded, the Portfolio Managers' trend-following systems are unlikely to produce profits and the Fund could suffer significant losses. The Managing Member believes that investors should consider the Units as a medium- to long-term investment (three years or more) to permit the trading method to function over a significant period.

     Discretionary aspects of the Portfolio Managers' strategies may result in unprofitable trades. Although the Portfolio Managers generally apply highly systematic strategies, these strategies retain certain discretionary aspects. Decisions, for example, to adjust the size of positions indicated by the systematic strategies, which futures contracts to trade and method of order entry require judgmental input from the Portfolio Managers' principals. Discretionary decision-making may result in the Portfolio Managers making unprofitable trades in situations when a more wholly systematic approach would not have done so.

     Technical trading systems may detrimentally alter historical trading patterns or affect the execution of trades. There has been, in recent years, a substantial increase in interest in technical futures trading systems, particularly trend-following systems. As the capital under the management of trading systems based on the same general principles increases, an increasing number of traders may attempt to initiate or liquidate substantial positions at or about the same time as the Investee Pools or the Fund, or otherwise alter historical trading patterns or affect the execution of trades, to the significant detriment of the Investee Pools and/or the Fund.

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     Although the Investee Pools and Fund are as likely to be profitable as unprofitable in up or down markets, there is some tendency for managed futures products -- particularly those managed by systematic, trend-following advisors -- to perform similarly during the same or approximately the same periods. Prospective investors must recognize that, irrespective of the skill and expertise of the Managing Member, the Sub-Advisor and the Portfolio Managers, the success of the Fund may be substantially dependent on general market conditions over which the Managing Member, the Sub-Advisor and the Portfolio Managers have no control.

     In addition, there has been an increase in the use of trading systems employing counter-trend techniques that attempt to profit from the wide use of trend following systems by running stop points or otherwise. The increased use of such techniques could alter trading patterns that the Managing Member, the Sub-Advisor and the Portfolio Managers attempt to exploit to the detriment of the Fund.

     The Investee Pools and Portfolio Managers may modify their trading methods without approval by or notice to the Managing Member and the Sub-Advisor. The Investee Pools and Portfolio Managers may modify their trading methods without approval by or notice to the Managing Member and the Sub-Advisor. Modifications may include changes in or substitution of technical trading systems, risk control overlays, money management principles and markets traded and introduction of non-technical factors and methods of analysis and non-trend-following technical systems and methods of analysis. The trading systems to be utilized by the Investee Pools and Portfolio Managers are proprietary and confidential.

     Lack of diversification. Although the Managing Member intends to invest the Fund's capital with a number of Portfolio Managers, it is possible that certain or all of such Portfolio Managers may utilize similar or overlapping investment strategies. Portfolio Managers utilizing similar specialized strategies may hold identical investments. As a result, the Fund may at any time hold a few relatively large (in relation to its capital) investments with the result that a loss in any such position could have a material adverse impact on the Fund's capital.

     Members of the Fund may not be informed of changes in allocations. The Sub-Advisor expects from time to time to change the percentage of Fund assets allocated to each Investee Pool. These changes will be made in the Sub-Advisor's discretion, with the approval of the Managing Member. The Fund may not be required, under certain circumstances, to notify members of the Fund ("Members") of changes in allocations. In addition, the Fund will be required to change allocations if it receives additional subscriptions during periods when certain Investee Pools are no longer accepting additional funds (for example, because of capacity restrictions). In that case, the additional capital would either have to be allocated to those Investee Pools (if any) that were accepting additional funds, which would alter the respective percentages of the Fund's assets allocated to particular Investee Pools, or the Fund would have to place some or all of the additional capital with new Investee Pools or make direct investments. Therefore, the Fund's success may depend not only on the current Investee Pools and the Sub-Advisor's ability to allocate Fund assets successfully among those Investee Pools, but also the Sub-Advisor's ability to identify new Portfolio Managers and Investee Pools.

     Investing in Investee Pools poses risks of inadequate information and limited liquidity. Although the Sub-Advisor and the Managing Member will attempt to monitor the performance of each Investee Pool, the Fund will not receive information regarding the actual investments made by the Investee Pools and must ultimately rely on (i) the CPO and CTA of each Investee pool to operate in accordance with the investment strategy or the guidelines laid out by the CPO and CTA of the Investee Pool, and (ii) the accuracy of the information provided to the Fund by the CPO and CTA of the Investee Pool. If the CPO and CTA of an Investee Pool does not operate and manage such pool in accordance with the investment strategy or guidelines specified for such pool, or if the information furnished by an Investee Pool is not accurate, the Fund might sustain losses with respect to its investment in such Investee Pool despite the Sub-Advisor's and the Managing Member' attempts to monitor such pool.

     In addition, Investee Pools may have restrictions in their governing documents that limit the Fund's ability to withdraw funds from or invest in the pool. The Fund's ability to withdraw funds from or invest funds in Investee Pools with such restrictions will be limited and such restrictions will limit flexibility to reallocate such assets among Investee Pools or to honor Member withdrawals.

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     Risk of lack of limited liability when investing in managed accounts. From time to time, the Fund may establish and invest in separately managed accounts managed by Portfolio Managers, as opposed to investing in Investee Pools. Separately managed accounts are typically not subject to the limitations on liability of investors generally offered by Investee Pools. Accordingly, the Fund would be subject to the risk of losses beyond its allocation of assets to such account and, potentially, could lose all of its assets as the result of its investment in such account. To minimize this risk, the Fund may, but is under no obligation to, establish limited liability subsidiaries to hold such accounts.

     Incentive compensation for Portfolio Managers may result in more risky or speculative investments. The governing documents of the Investee Pools generally will provide for the Fund's payment, as an investor in the Investee Pool, of fees or allocations of profits to the Investee Pool's Portfolio Manager based upon appreciation, including unrealized appreciation, in the value of the Fund's investment in the Investee Pool, but without penalties for realized losses or decreases in value of the Fund's investment. The Portfolio Manager's compensation or profit share may be determined separately for each quarter or each year, although losses in a quarter or year are often carried forward to subsequent quarters or years in determining the payment for such quarter or year. A Portfolio Manager's incentive compensation arrangements may give the Portfolio Manager an incentive to make more risky or speculative investments.

     Incentive fees may be paid to Portfolio Managers even though the Fund sustains trading losses. The incentive fees or allocations payable in respect of each Investee Pool are assessed individually based on the performance of each respective Investee Pool, irrespective of the overall performance of the Fund. Moreover, incentive fees and allocations are generally calculated based on the Fund's total investment in an Investee Pool, not on the basis of each separate investment by the Fund in each Investee Pool. In view of the foregoing, it is possible that the Fund may be required to pay certain Investee Pools incentive fees or allocations, which could be substantial, even though the Fund as a whole was not profitable.

     Speculative position limits may be exceeded by the Portfolio Managers.
The CFTC and United States exchanges have established limits referred to as "position limits" on the maximum net long or net short speculative futures position which any person may hold or control in particular futures contracts. Generally, banks and dealers do not impose such limits with respect to forward contracts in currencies. All futures accounts managed by the Portfolio Managers and their affiliates are combined for position limit purposes. With respect to trading in futures contracts subject to position limits (for example, corn, wheat, cotton, soybeans, soybean meal and oil), the Portfolio Managers may reduce the size of the positions which would otherwise be taken for the Investee Pools or the Fund to avoid exceeding the limits. If position limits are exceeded by the Portfolio Managers in the opinion of the CFTC or any other regulatory body, exchange or board, the Portfolio Managers generally will liquidate positions in all accounts under their management, including the Investee Pools or the Fund, as nearly as possible in proportion to respective amounts of equity in each account to the extent necessary to comply with applicable position limits.

     Potential conflicts of interest with other clients of the Portfolio
Managers, the Managing Member, the Sub-Advisor and their affiliates.   The
Portfolio Managers, the Managing Member and the Sub-Advisor may at times manage futures and forward accounts or Investee Pools other than the Fund, including, possibly, accounts in which the Portfolio Managers, the Managing Member and the Sub-Advisor, their principals and employees have significant investments. The Portfolio Managers, the Managing Member and the Sub-Advisor and their affiliates may manage additional accounts in the future. It is possible that such accounts may be in competition with the Fund for the same or similar positions in the futures and forward markets. The Portfolio Managers generally will use similar trading methods for the Fund and all other systematic accounts that the Portfolio Managers and their affiliates manage. The Portfolio Managers will not knowingly or deliberately use systems for any account that are inferior to systems employed for any other account or favor any account over any other account. No assurance is given, however, that the results of the Fund's trading will be similar to that of other accounts concurrently managed by the Portfolio Managers or their affiliates.

                                     - 9 -
===============================================================================

     Possible adverse effects of increasing the assets managed by the Portfolio Managers. The Portfolio Managers have not agreed to limit the amount of additional equity which they may manage. The rates of return achieved by investment advisors often tend to degrade as assets under management increase. There can be no assurance that the Portfolio Managers' strategies will not be adversely affected by additional equity, including the Fund's account, accepted by the Portfolio Managers.

     Possible adverse effects of losing key personnel. Despite the systematic methods used by many of the Portfolio Managers, the Managing Member and the Sub-Advisor, they are dependent on the services of a limited number of key persons. The loss of any of such persons could make it more difficult for the Portfolio Managers, the Managing Member and the Sub-Advisor to continue to manage Investee Pools or the Fund.

     Limited ability to liquidate investment in Units.   An investment in the
Units cannot be immediately liquidated by a Member. Units may be transferred only under very limited circumstances and no market for Units will exist at any time. A Member can liquidate such Member's investment through withdrawal of the Units. A Member may withdraw all or a portion of such Member's Units as of the last day of any month on ten days' written notice to the Managing Member. Because notices of withdrawal must be submitted significantly in advance of the actual withdrawal date, the value received upon withdrawal may differ significantly from the value of the Units at the time a decision to withdraw is made. Furthermore, because withdrawals only are permitted at month-end, investors are not able to select the value, or even the approximate value, at which they will withdraw their Units.

     The Managing Member has the authority to suspend or defer the payment of withdrawals in certain extraordinary circumstances when the Managing Member believes doing so would be in the best interest of the Fund, the Members or the withdrawing Members. Such circumstances may include extremely large withdrawal requests, a suspension or deferral of the calculation of the Net Asset Value (as defined below) of the Investee Pools, or an inability for the Fund to withdraw its investments in the Investee Pools.

     Members will not participate in management.   Purchasers of Units will
not be entitled to participate in the management of the Fund or the conduct of its business.

     Risk of complex tax considerations for investors. An investment in the Fund may present complex tax considerations for investors.

     Partnership treatment is not assured. There is a risk that the Fund, if it has more than 100 Members, may be treated as a publicly traded partnership for federal income tax purposes. Nevertheless, the Fund in all events will be treated as a partnership for federal income tax purpose so long as at least 90% of its annual gross income consists of "qualifying income" as defined in the Internal Revenue Code of 1986, as amended (the "Code"). The Managing Member believes it is likely, but not certain, that the Fund will meet the qualifying income test. If the Fund were to be treated as a corporation instead of as a partnership for federal income tax purposes, (i) the net income of the Fund would be taxed at corporate income tax rates, thereby substantially reducing its profitability, (ii) Members would not be allowed to deduct their share of Fund losses and (iii) distributions to Members, other than liquidating distributions, would constitute dividends to the extent of the current or accumulated earnings and profits of the Fund, and would be taxable as such.

     Income tax liability is anticipated to exceed distributions. Members will be taxable on their allocable share of Fund income, whether or not any amounts have been or will be distributed to them by the Fund. There is no present intention to make distributions. Accordingly, it is anticipated that Members will incur tax liabilities as a result of being allocated taxable income from the Fund, even though the Fund will not make current cash distributions with which to pay such taxes.

     Possibility of a tax audit. The Fund's tax returns might be audited by a taxing authority. An audit could result in adjustments to the Fund's tax returns. If an audit results in an adjustment, Members may be required to file amended returns and to pay additional taxes plus interest.

     Limits on deductions. A Member's ability to claim a current deduction for certain expenses and losses, including capital losses of the Fund, is subject to various limitations.

                                    - 10 -
===============================================================================

     Limits on deductibility of passive activity losses. Applicable income tax regulations treat all Fund income, gains and losses allocable to non-corporate (and certain corporate) Members as non-passive activity income, gains and losses. Accordingly, such Members will be unable to offset their passive activity losses from other investments against their income from this investment, but Fund losses will not be subject to the limitations imposed on the deductibility of passive activity losses.

     Risk of incurring unrelated business taxable income. Income derived by the Fund from "debt-financed property" will be treated as unrelated business taxable income ("UBTI"), which is taxable to a tax-exempt organization. Although not currently anticipated, it is possible that a Portfolio Manager might acquire debt-financed property. Therefore, this investment is not suitable for charitable remainder trusts, and might not be suitable for certain other tax-exempt investors seeking to avoid UBTI.

     Schedule K-1 may be delayed. The Fund will attempt to, but cannot assure that it will be able to, provide a final Schedule K-1 to Members for any given calendar year by April 15 of the following year. In the event that it is not able to do so, the Fund will endeavor to provide estimates of the taxable income or loss allocated to Members on or before April 15. Accordingly, Members may be required to obtain an extension of the filing date for their income tax returns at the federal, state and local levels.

     Possible changes in the tax code. In recent years, the United States federal income tax law has undergone repeated and substantial changes, a number of which have been materially adverse, or potentially materially adverse, to investment partnerships. It is impossible to predict what the effect of future changes in the Code will be on an investment in the Fund.

     Possible adverse federal tax consequences of investment in APM Hedged Global Commodity Fund, LDC; and HFR MF Diversified Select Master Trust. Two of the Investee Pools, APM Hedged Global Commodity Fund, LDC and HFR MF Diversified Select Master Trust, would be classified as corporations for U.S. federal income tax purposes. Each of these entities would be a "passive foreign investment company" or "PFIC" for federal income tax purposes. In order to avoid adverse federal income tax consequences for our investors with respect to interests in a PFIC, the Fund will make a "qualified electing fund" or "QEF" election with respect to each of these entities. If the QEF election were ineffective, for example, because the entity in question failed to give the fund financial information required for application of the QEF rules, gains realized by Members or the fund attributable to shares in such entity would be taxable as ordinary income and subject to an additional interest charge. The Fund has received written confirmation from each of these entities that it will provide the necessary financial information necessary to file the QEF election; however prospective investors should still consult their own tax advisors regarding an investment through the Fund in a PFIC.

     Possible treatment of Welton Global Capital Markets Fund, Ltd. as a passive foreign investment company. One of the Investee Pools, Welton Global Capital Markets Fund, Ltd. ("Welton"), is a Bermuda segregated accounts company. Welton has elected to be treated as a partnership for U.S. federal income tax purposes. In the unlikely event that Welton were to be treated as a corporation, it would be considered a "passive foreign investment company" or "PFIC."

     Lack of statutory regulation.   Although the Fund, the Managing Member
and the Sub-Advisor are subject to regulation by the CFTC, the Fund is not registered under the Investment Company Act of 1940. Investors are, therefore, not accorded the protection provided by such legislation.

     Future regulatory and market changes may be material and adverse to the
Fund.   The regulation of the United States commodities markets has undergone substantial change in recent years, a process which is expected to continue. In addition, a number of substantial regulatory changes are pending or in progress in certain foreign markets. The effect of regulatory change on the Fund is impossible to predict but could be material and adverse.

     Some concern has been expressed by various governmental authorities that the impact of speculative pools of capital, such as the Fund, on international currency trading is making it significantly more costly and difficult for central banks and governments to influence exchange rates. This and similar concerns could lead to pressure to restrict the access of speculative capital to these markets.

                                    - 11 -
===============================================================================

     In addition to regulatory changes, the economic features of the markets to be traded by the Fund have undergone, and are expected to continue to undergo, rapid and substantial changes as new strategies and instruments have been introduced. Furthermore, the number of participants, particularly institutional participants, in the futures and forward markets appears to have expanded substantially. There can be no assurance as to how the Managing Member will perform given the changes to, and increased competition in, the marketplace.

     Conflicts of interest of the Managing Member. The Managing Member has a conflict of interest in determining whether to make distributions to the Members, as the Managing Member earns fees on the Net Assets. Due in part to the availability of periodic withdrawals, the Managing Member does not currently intend to make any distributions to Members.

     The Managing Member's business is sponsoring and advising managed futures accounts. The Managing Member may have an economic or other incentive to favor other of its products over the Fund.

     The Managing Member may have a conflict of interest in rendering advice to the Fund because of other accounts managed or traded by it, including accounts owned by its principals, which may be traded differently from the Fund's account. There are currently no such accounts owned directly or indirectly for the benefit of the Managing Member or its principals and none are contemplated in the immediate future.

     The Managing Member, the Sub-Advisor, the Fund's brokers and their respective principals, affiliates and employees may trade in the commodity markets for their own accounts and the accounts of their clients, and in doing so may take positions opposite to those held by the Fund or may be competing with the Fund for positions in the marketplace. Such trading may create conflicts of interest on behalf of one or more such persons in respect of their obligations to the Fund. There are currently no accounts being traded directly or indirectly for the benefit of the Managing Member or its principals and none are contemplated in the immediate future.

     Because the Managing Member, the Sub-Advisor, the Fund's brokers and their respective affiliates, principals and employees may trade for their own respective accounts at the same time that they are managing the Fund's account, prospective investors should be aware that - as a result of a neutral allocation system, testing a new trading system, trading their proprietary accounts more aggressively or other actions - such persons may from time to time take positions in their proprietary accounts which are opposite, or ahead of, the positions taken for the Fund. Moreover, the Managing Member, its affiliates, principals and employees may invest with the same or different Investee Pools and Portfolio Managers as the Fund.

     Conflicts of interest of the Sub-Advisor. The Sub-Advisor may provide similar services to other managed futures accounts. The Sub-Advisor may have economic or other incentives to favor other of its products over the Fund.

     Conflicts of interest of the Placement Agent. The Managing Member has entered into an agreement with its wholly-owned subsidiary, the Broker/Dealer, for placement of Units. This may create a conflict of interest because the Managing Member may benefit from higher earnings if there is more money invested in the Fund. In addition, the Broker/Dealer may undertake a less stringent due diligence review than an independent placement agent.

     Conflicts of interest of the Portfolio Managers. Each Portfolio Manager and its principals are entitled to engage in other activities, including managing other discretionary accounts and investment funds. Accordingly, conflicts may arise with respect to the time and resources that a Portfolio Manager and its principals devote to an Investee Pool, allocation of investment opportunities between an Investee Pool and other accounts managed by a Portfolio Manager, or transactions between a Portfolio Manager and its affiliates on behalf of an Investee Pool.

     Conflicts of interest may arise from the fact that the Portfolio Managers and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Fund will have no interest. The Portfolio Managers may have financial incentives to favor certain of such accounts over an Investee Pool. Any of

                                    - 12 -
===============================================================================

their proprietary accounts and other customer accounts may compete with the Investee Pool for specific trades, or may hold positions opposite to positions maintained on behalf of an Investee Pool. The Portfolio Managers may give advice and recommend securities to, or buy or sell securities for, Investee Pools, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Investee Pools.

     Conflicts of interest of the Selling Agents. Selling Agents (as defined below) receive ongoing compensation based on the value of outstanding Units sold by such Selling Agent. Accordingly, to the extent that Members consult with registered representatives of a Selling Agent regarding the advisability of purchasing or withdrawing Units, such representatives may have a conflict of interest between giving such Members the advice that such representatives believe is in the Members' best interest and encouraging purchases and discouraging withdrawals so as to maximize the additional compensation payable to such Selling Agent by the Managing Member. In addition, certain registered representatives of the Selling Agents will receive ongoing additional compensation in respect of Units sold by them that remain outstanding and will, accordingly, have a direct financial incentive to encourage purchases and discourage withdrawals of Units.

     The foregoing list of Risk Factors does not purport to be a complete explanation of the risks involved with an investment in the Fund.

Item 2.  Financial Information.

     The Fund began investment operations on July 1, 2005. Set forth below is certain selected historical data for the Fund as of and for the years ended December 31, 2006 and 2005. The selected historical financial data were derived from the financial statements of the Fund, which were audited by Williams Benator and Libby, LLP. The information set forth below should be read in conjunction with the Financial Statements and notes thereto contained in response to Item 15 of this Registration Statement. In addition, unaudited interim financial statements for the fiscal quarters ended March 31, 2007 and 2006 are presented as Exhibit 2 of this Registration Statement.

                                                   Year Ended December 31,
Net Assets                                          2006             2005
------------------------------------------------------------------------------
Beginning Net Assets                            $ 15,507,695     $          0
Capital Contributions                             38,566,120       15,009,332
Capital Withdrawals                               (3,571,440)         (48,791)
Net Increase in Net Assets from Operations         2,820,243          547,154
                                               --------------   --------------
Ending Net Assets                               $ 53,322,618     $ 15,507,695
Current Liabilities                                2,308,152          476,355
                                               --------------   --------------
Total Assets                                    $ 55,630,770     $ 15,984,050
                                               ==============   ==============

Increase in Net Assets
from Continuing Operations                          2006             2005
------------------------------------------------------------------------------
Investment Income                               $  3,179,409     $    588,281
Interest Income                                       51,488            4,876
                                               --------------   --------------
Gross Income                                    $  3,230,897     $    593,157

Management & Incentive Fees                          200,600            3,326
Administrative Expenses                              204,647           42,677
Trailing Commissions                                   5,407                0
                                               --------------   --------------
Total Expenses                                  $    410,654     $     46,003

Net Increase in Net Assets
   from Continuing Operations                   $  2,820,243     $    547,154
                                               ==============   ==============

                                    - 13 -
===============================================================================


Income from Continuing Operations per Unit
for the Year Ended December 31, 2005          Class A     Class B     Class E
------------------------------------------------------------------------------
Beginning Net Unit Value                          N/A     $  0.00     $  0.00
Average Net Unit Purchase Value                   N/A      100.88      100.15
Net Income from Investments Per Unit              N/A        3.43        3.91
Interest Income Per Unit                          N/A        0.03        0.03
Management & Incentive Fees Per Unit              N/A       (0.66)      (0.00)
Administrative Expenses Per Unit                  N/A       (0.25)      (0.28)
                                             ---------   ---------   ---------
Ending Net Unit Value at December 31, 2005        N/A     $103.43     $103.81


Income from Continuing Operations per Unit
for the Year Ended December 31, 2006          Class A     Class B     Class E
------------------------------------------------------------------------------
Beginning Net Unit Value at January 1, 2006   $  0.00     $103.43     $103.81
Average Net Unit Purchase Value                102.52         N/A         N/A
Net Income from Investments Per Unit             3.83        9.68       10.09
Interest Income Per Unit                         0.11        0.20        0.17
Management & Incentive Fees Per Unit            (0.80)      (1.44)      (0.00)
Administrative Expenses Per Unit                (0.45)      (0.81)      (0.67)
                                             ---------   ---------   ---------
Ending Net Unit Value at December 31, 2006    $105.21     $111.05     $113.39


Financial Condition

     Liquidity. There are no known demands, commitments, events or uncertainties that will result in or are reasonably likely to result in the Registrant's liquidity increasing or decreasing in any material way, either on a short-term basis or over the course of the next twelve months or more. In the short-term, the Investee Pools that the Registrant invests in have varying liquidity opportunities ranging from monthly to quarterly. The Registrant maintains a limited cash position, but only sufficient to cover an estimate of current and anticipated liabilities including withdrawal requests by Members. As a result, redemption requests may be delayed due to liquidity constraints of Investee Pools.

     Capital Resources. There are no material commitments for capital expenditures as of the end of the latest fiscal period outside the Fund's normal operating expenditures. Capital invested in the Fund has increased as investors continue to purchase interests in the Fund. The Fund anticipates selling interests on a continuing basis, increasing the total capital available for investment.

     Results of Operations. The Fund is a collective investment pool. The assets invested in the pool increased more than three fold in 2006. Performance of the Fund may vary considerably from one fiscal year to the next. The investment gains of the Fund stated in dollar amounts are amplified from 2005 to 2006 due to the increase in assets deployed with Investee Pools. Positive gains from investments in Investee Pools coupled with increased assets invested with the Fund contributed to the increase in net revenues of the Fund.

     Off-Balance Sheet Arrangements. Not applicable.

     Tabular Disclosure of Contractual Obligations.  Not applicable.

Quantitative and Qualitative Disclosures about Market Risk

     The Fund is a speculative commodity pool. The market sensitive instruments held by the Fund are acquired for speculative trading purposes, and all or a substantial amount of the Fund's assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Fund's main line of business.

                                    - 14 -
===============================================================================

     Market movements result in frequent changes in the fair market value of the Fund's holdings and, consequently, in its earnings and cash flow. The Fund's market risk is directly influenced by the market risk inherent in the trading of market sensitive instruments traded by Investee Pools. Holdings by Investee Pools are influenced by a wide variety of factors, including the level and volatility of exchange rates, interest rates, equity price levels, the market value of financial instruments and contracts, the diversification effects among the Investee Pools' open positions and the liquidity of the markets in which they trade.

     Investee Pools in which the Fund invests rapidly acquire and liquidate both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Fund's past performance is not indicative of its future results. See "Item 1A.
Risk Factors" for a discussion of trading and non-trading risk factors applicable to the Fund and Investee Pools.

     Value at Risk is a measure of the maximum amount which the Fund could reasonably be expected to lose in a given market sector. The exposure by Investee Pools to various market sectors is not transparent to the Fund and therefore, it is not possible to calculate the Value at Risk in any particular market sector. The Value at Risk exposure of the Fund with any given Investee Pool is the amount of capital invested with that Investee Pool, as set forth below.

Fair Value of                                  Year Ended December 31, 2006
Market Risk Sensitive Instruments                Fair Value     % of Total
----------------------------------------------------------------------------
The Absolute Return Commodity Fund, LDC        $  5,171,920         9.57%
Aspect Diversified Fund                           6,720,319        12.43%
CFM Discus Fund LP                                4,500,754         8.33%
FORT Global Contrarian, LP                       10,941,488        20.25%
Grinham Diversified Fund, LP                      4,927,581         9.12%
HFR Offshore Select Fund                         11,414,176        21.11%
Man-AHL Diversified II LP                         4,636,841         8.58%
Welton Global Capital Markets Fund, Ltd.          5,745,095        10.63%
                                               -------------     ----------
TOTAL                                          $ 54,058,174          100%

     Each Investee Pool establishes restrictions regarding when the Fund may withdraw its interests in the Investee Pool. A summary of the frequency of withdrawal opportunities is set forth below:

Withdrawal Opportunities of Investee Pools        Withdrawals Permitted
----------------------------------------------------------------------------
The Absolute Return Commodity Fund, LDC                  Quarterly
Aspect Diversified Fund                                   Monthly
CFM Discus Fund LP                                        Monthly
FORT Global Contrarian, LP                                Monthly
Grinham Diversified Fund, LP                              Monthly
HFR Offshore Select Fund                                  Monthly
Man-AHL Diversified II LP                                 Monthly
Welton Global Capital Markets Fund, Ltd.                  Monthly

Item 3.  Properties.

       The Fund does not own or lease any physical properties. The Fund's administrative office is located within the office of the Managing
Member at 1230 Peachtree Street N.E., Suite 1750, Atlanta, Georgia 30309.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a)  Security ownership of certain beneficial owners.

     No investor currently owns more than five percent of the total assets of the Fund.

                                    - 15 -
===============================================================================

(b)  Security ownership of management.

       As of December 31, 2006, management and principals of the Managing Member own interests in the Fund as presented below.

Title of                                   Amount and Nature        Percent
Class       Name of Beneficial Owner    of Beneficial Ownership    of Class
----------------------------------------------------------------------------
Class E     Aspen Partners, Ltd.*            6,457.26 Units          4.51%
Class E     Kenneth E. Banwart               1,399.36 Units          0.98%

     * Kenneth E. Banwart controls the voting and dispositive powers over the Units held by Aspen Partners, Ltd.

(c)  Changes in Control.

     None.

Item 5.  Directors and Executive Officers.

(a) and (b)  Identification of Directors and Executive Officers.

          The registrant itself has no directors or officers. The Managing Member, Aspen Partners, Ltd., is responsible for all decisions concerning the business and operations of the Fund.

          The executive officers of the Managing Member are Kenneth E. Banwart and Jeremy L. Standrod.

          Kenneth E. Banwart, born in 1942, is Managing Director of the Managing Member and President of Frontier Solutions, LLC, a wholly-owned broker/dealer subsidiary of the Managing Member. Mr. Banwart primarily is responsible for the overall direction of these entities. He has over 30 years' experience in the selection and management of a wide range of alternative investments.

          Mr. Banwart began his career in 1966 after graduating with a Bachelor of Business Administration degree in Accounting from Wichita State University. From 1966 to 1969 he was with Ernst & Young LLP (formerly Arthur Young & Company) on the audit and tax staff specializing in the securities industry. During this period he became a Certified Public Accountant and was a member of the National Association of CPAs, the Texas Society of CPAs, and the National Association of Accountants.
     From 1969 to 1978 he was Director of the Tax Incentive Investment Department specializing in the selection and marketing of alternative investments for Rauscher Pierce Refsnes, Inc., a regional NYSE Member
     Firm with offices throughout the Southwest.

          Since 1979, Mr. Banwart primarily has run his own businesses involved in the selection and marketing of alternative investments. During this period, he held positions as Co-Chairman of the Board of Red
     River Feed Yards, Inc., a 100,000-head feedlot located outside
     Phoenix, Arizona, as Executive Vice President of Robert Stranger &
     Co., a recognized authority with various publications on alternative investments, and as Executive Vice President of Boston Bay Capital, a firm specializing in the acquisition, renovation and management of certified historic properties. Mr. Banwart is a member of the National Association of Securities Dealers, the Managed Funds
     Association and the NFA.

          Mr. Banwart has been employed with the Managing Member as Managing Director since 1992.

          Jeremy L. Standrod, born in 1975, is Executive Vice President of the Managing Member as well as Vice President of Frontier Solutions, LLC. He joined the Managing Member as Executive Vice President in 1997, and now directs all fundamental operations of the company. He also consults with outside managers represented by the Managing Member on various legal and accounting issues.

                                    - 16 -
===============================================================================

          Mr. Standrod has experience in structuring public and private offerings, as well as developing procedures and reporting solutions for alternative investment funds. He also has extensive experience developing and implementing technological solutions for back office support.

(c)  Identification of Certain Significant Employees

     The registrant has no employees.

(d)  Family Relationships.

     None.

(e)  Business Experience.

     See Item 5 (a) and (b) above.

(f)  Involvement in Certain Legal Proceedings.

     None.

(g)  Promoters and Control Persons.

     None.

Item 6.  Executive Compensation.

     The Fund does not itself have any officers, directors or employees. The principals of the Managing Member are remunerated by the Managing Member in their respective positions. As described in Item 11(d) below, the Fund pays the Managing Member, the Sub-Advisor and others various forms of compensation for the services performed for the Fund described above. The principals receive no "other compensation" from the Fund. There are no compensation plans or arrangements relating to a change in control of either the Fund or the Managing Member.

Item 7.  Certain Relationships and Related Transactions, and Director
Independence.

(a)  Transaction with Related Persons.

          The Managing Member manages and conducts the business of the Fund. The Managing Member receives management and other fees from the Fund as described in Item 11(d) under the heading Charges to the Fund.
     For the years ended December 31, 2005 and December 31, 2006, the Managing Member received from the Fund:

                                                   2005            2006
                                              --------------  --------------
Management Fees                                $   1,522.22    $ 148,624.62
Administrative Fees & Expense Reimbursement    $  40,876.04    $ 198,791.83
Incentive Fees                                 $   1,804.26    $  51,974.94

(b)  Review, Approval or Ratification of Transactions with Related Persons.

          The Fund's Limited Liability Company Agreement ("Limited Liability Company Agreement") provides broad latitude for the Managing Member to review and approve transactions with related persons. The management, operation and determination of policy of the Fund are vested exclusively in the Managing Member. The Managing Member has authority and power on behalf and in the name of the Fund to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary, advisable or incidental to the purposes of the Fund. The Managing Member may delegate any or all of its responsibilities designated under the Limited Liability Company Agreement to one or more persons, including related persons, in its sole and absolute discretion, on such terms as the Managing Member shall decide.

                                    - 17 -
===============================================================================

(c)  Promoters and Certain Control Persons.

     Not applicable.

Item 8.  Legal Proceedings.

     There are no pending legal proceedings to which the Fund or the Managing Member is a party or to which any of their assets are subject.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

(a)  Market Information.

          There is no trading market for the Units, and none is likely to develop. No Member may assign, encumber, pledge, hypothecate or otherwise transfer (collectively, "Transfer") any of such Member's Units without the consent of the Managing Member, and any such Transfer of Units, whether voluntary, involuntary or by operation of law, to which the Managing Member does not consent shall result in the Units so Transferred being mandatorily withdrawn as of the end of the month during which such purported Transfer occurred; provided, however, that a Member may Transfer the economic benefits of ownership of its Units without regard to such consent.

          Following the effectiveness of this Registration Statement, all of the interests will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold unless registered under the Securities Act or sold in accordance with an exemption therefrom, such as Rule 144. The Fund has no plans to register any of the Units for resale.

(b)  Holders.

          As of December 31, 2006, there were 12,558.44 Class A Units held by 14 investors, 322,351.28 Class B Units held by 357 investors, and 142,914.14 Class E Units held by 201 investors.

(c)  Dividends.

          Pursuant to the Limited Liability Company Agreement, the Managing Member has the sole discretion to determine whether distributions (other than withdrawal of Units), if any, will be made to Members.
     The Fund has never paid any distribution and does not anticipate paying any distributions to Members in the foreseeable future.

(d)  Securities Authorized for Issuance under Equity Compensation Plans.

     Not applicable.

(e)  Performance Graph.

     Not applicable.

Item 10.  Recent Sales of Unregistered Securities.

(a)  Securities Sold.

          From July 1, 2005 through December 31, 2006, a total of 498,455.01 Units were sold for the aggregate net subscription amount of $52,235,341.10. Units were only sold to "accredited investors" as that term is defined in Regulation D of the Securities Act of 1933, as amended (the "Securities Act"). Details of the sale of these interests are as follows:

                                    - 18 -
===============================================================================

                 Class of      Subscription        Number of     Price per
Date of Sale      Units           Amount            Units          Unit
----------------------------------------------------------------------------
07/01/2005       Class E     $  3,916,759.27       39,167.59      $  100.00
08/01/2005       Class B          250,000.00        2,500.00         100.00
08/01/2005       Class E        7,739,871.35       77,844.03          99.43
09/01/2005       Class E        1,767,485.15       17,254.42         102.44
10/01/2005       Class B          100,000.00          980.18         102.02
10/01/2005       Class E        1,086,600.55       10,662.27         101.91
11/01/2005       Class B           92,500.00          927.44          99.74
11/01/2005       Class E            8,479.08           85.04          99.71
12/01/2005       Class B           66,000.00          633.06         104.26
12/01/2005       Class E           12,490.60          119.47         104.55
01/01/2006       Class B          378,000.00        3,654.65         103.43
01/01/2006       Class E           44,927.19          432.78         103.81
02/01/2006       Class B        1,145,000.00       10,774.29         106.27
02/01/2006       Class E           11,549.37          107.94         107.00
03/01/2006       Class B          460,000.00        4,428.78         103.87
03/01/2006       Class E           21,267.49          203.20         104.66
04/01/2006       Class B        1,477,875.00       13,921.80         106.16
04/01/2006       Class E           15,536.04          145.07         107.10
05/01/2006       Class B        2,845,730.00       25,807.83         110.27
05/01/2006       Class E          334,218.56        2,989.61         111.79
06/01/2006       Class B        2,453,900.00       22,884.83         107.23
06/01/2006       Class E           18,503.38          170.10         108.78
07/01/2006       Class B        4,369,490.43       41,153.00         106.18
07/01/2006       Class E           24,381.81          226.11         107.83
08/01/2006       Class A          119,616.71        1,196.17         100.00
08/01/2006       Class B        6,311,400.47       60,367.95         104.55
08/01/2006       Class E           27,206.96          256.02         106.27
09/01/2006       Class A          148,000.00        1,449.99         102.07
09/01/2006       Class B        2,397,900.00       22,433.52         106.89
09/01/2006       Class E           85,613.31          787.38         108.73
10/01/2006       Class A          357,000.00        3,528.50         101.18
10/01/2006       Class B        3,827,300.00       36,061.78         106.13
10/01/2006       Class E          239,826.15        2,219.55         108.05
11/01/2006       Class A          290,000.00        2,806.89         103.32
11/01/2006       Class B        5,009,068.00       46,568.82         107.56
11/01/2006       Class E          295,195.53        2,694.28         109.56
12/01/2006       Class A          373,000.00        3,576.88         104.28
12/01/2006       Class B        4,058,600.00       36,942.24         109.86
12/01/2006       Class E           55,048.70          491.51         112.00

(b)  Underwriters and Other Purchasers.

          The Units were not publicly offered. Units were sold only to accredited investors.

                                    - 19 -
===============================================================================

(c)  Consideration.

           All Units of the Fund were sold for cash as indicated by the Subscription Amount in response to Item 10(a) above.

(d)  Exemption from Registration Claimed.

          The interests were sold pursuant to Rule 506 of Regulation D and the sales were exempt from registration under the Securities Act of 1933.

(e)  Terms of Conversion or Exercise.

     Not applicable.

(f)  Use of Proceeds.

          The proceeds from the sale of interests will be utilized by the Fund to invest in Investee Pools which engage in trading of futures, forward contracts, commodity interests and option contracts on the foregoing.
     The Fund's Investee Pools and Portfolio Managers may trade in as many as thirty to over fifty markets in the six following sectors: currencies, precious and industrial metals, debt instruments, stock indices, agricultural commodities, and energy.

          The Managing Member estimates that 90% or more of the Fund's assets with Investee Pools or Portfolio Managers, including the assets used to satisfy margin and collateral requirements, indirectly will be invested in U.S. Treasury bills or notes or other CFTC-authorized investments or held in bank or bank money market accounts. All interest earned on Fund assets directly invested in interest bearing investments will accrue to the Fund. The balance of the Fund's assets will be held in cash in the Fund's bank accounts and will be used to maintain liquidity to pay Fund expenses. The Fund will make no loans, whether by direct loan, commercial paper purchase or other form of loan, to the Managing Member, any affiliate or employee of the Managing Member or any other party, and will not invest in equity securities without prior notice to Members. The Managing Member will not commingle the property of the Fund with the property of any other person or entity.

Item 11.  Description of Registrant's Securities to be Registered.

(a)  Capital Stock.

     None.

(b)  Debt Securities.

     None.

(c)  Warrants and Rights.

     None.

(d)  Other Securities.

          The Fund is a Delaware limited liability company organized in April 2005. The Fund commenced operations on July 1, 2005. The Fund's fiscal year ends on December 31. Units in the Fund are distributed privately pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder. Investors in the Fund will become "Members" upon making an investment.

          The Fund consists of Class A, Class B, and Class C Units on a continuous basis. The three classes of Units are issued upon different terms. There is no scheduled termination date for the Fund or sale of interests. Units are sold by the Managing Member and certain "Selling Agents" retained by the Managing Member. There is no minimum amount of units to be issued. The Managing Member reserves the right to terminate

                                       - 20 -
===============================================================================

     investment operations at any time. While the Managing Member always retains the right to refuse any subscriptions in whole or in part, there presently is no maximum number of units that will be issued or sold.

          The minimum subscription for Class A Units sold by Selling Agents is $25,000. The minimum subscription for Class B Units sold through the Managing Member is $25,000. The minimum subscription for Class C Units sold through the Managing Member is $10,000,000.

          Units are issued at the beginning of each month directly by the Fund, through the Managing Member, as well as through certain Selling Agents that act as its agents in arranging the private placement of Units.

     Charges to the Fund

          The Fund is responsible for the fees, special profit allocations and expenses described below. Moreover, as a "multi-advisor pool," the Fund generally is responsible for its pro rata share of the fees and expenses charged by the Investee Pools in which it invests.

          Management Fee. In consideration of services provided by the Managing Member, the Fund pays to the Managing Member a management fee computed and paid monthly in arrears at the applicable annual percentage rate for each Unit of a class of Units ("Class") outstanding determined as of the first business day of each month (the "Management Fee"). The Management Fee applicable to the Class A Units and the Class B Units is 1.0% annually of the applicable Net Asset Value per Unit for each such Unit. The Management Fee applicable to the Class C Units is 0.75% annually of the applicable Net Asset Value per Unit for each such Unit. The Managing Member shares the Management Fee equally with the Sub-Advisor. No separate charge is made to the Fund to compensate the Sub-Advisor, except for any incentive allocation allocated to the Sub-Advisor.

          Incentive Allocation. An incentive allocation to the Managing Member and the Sub-Advisor is calculated separately with respect to each Class of Units as of the end of each calendar month (the "Incentive Allocation"). The aggregate Incentive Allocation, with respect to a Unit, equals the product of the percentage applicable to the Class and any New Net Profits earned with respect to such Unit. The aggregate Incentive Allocation applicable to the Class A Units and the Class B
     Units is 10% of any New Net Profits earned with respect to the applicable Unit. The aggregate Incentive Allocation applicable to the Class C Units is 7.5% of any New Net Profits earned with respect to the applicable Unit. "New Net Profits" means, with respect to the applicable Unit, the cumulative profits realized and unrealized, by the Fund with respect to such Unit after deduction of all fees and expenses allocable to such Unit including the Management Fee, administrative fee and any selling or trailing commissions, in excess of the "high water mark" with respect to such Unit (i.e., the Net
     Asset Value per Unit of such Unit on the last date on which an Incentive Allocation was earned with respect to such Unit or, if none, the Net Asset Value per Unit on the date Units of such Class initially were issued). Each of the Managing Member and the Sub-Advisor is allocated 50% of the aggregate Incentive Allocation.

          New Net Profits are not calculated separately with respect to each Member or each separate investment in Units by each Member. Rather, New Net Profits are calculated in respect of each Class of Units as a whole and then is allocated amongst the Units of such Class on a pro rata basis. Consequently, all Units of the same Class have the same "high water mark" and Net Asset Value per Unit.

          The Managing Member, the Sub-Advisor, their principals, employees and affiliates and certain other Members may not be subject to fees or charges, such as the Management Fee, in excess of actual administrative expenses, and may not be assessed an Incentive Allocation, in the sole discretion of the Managing Member.

          Administrative and Other Expenses. The Fund directly is responsible for any direct brokerage commissions or related expenses. As the Fund invests the substantial majority of its assets in Investee Pools, only a small portion of its assets are invested by the Managing Member directly in U.S. government securities or cash-equivalent investments. The Fund also is responsible for any extraordinary expenses.

                                     - 21 -
===============================================================================

          All other expenses associated with the operations of the Fund are paid by the Managing Member. Those expenses include, without limitation, organizational and offering expenses, the costs of the Fund's audit, accounting expenses, administrative expenses, routine legal expenses, fees and expenses of certain custodians of the Fund or Fund Members, and other similar expenses. To reimburse the Managing Member for such expenses, the Fund pays to the Managing
     Member a monthly administrative expense reimbursement (the "Administrative Expense Reimbursement") at the rate of 0.65% per annum (0.054167% per month) for Class A Units and Class B Units, and at the rate of 0.25% per annum (0.020833% per month) for Class C Units, of the Net Assets determined as of the first business day of each month. The Managing Member is responsible for covering any ordinary expenses incurred in excess of this amount. The Fund pays any taxes or extraordinary expenses applicable to it.

          Portfolio Managers' Fees and Incentive Allocations. Portfolio Managers are compensated on terms that typically include asset-based or fixed fees as well as performance-based fees or special allocations. Fixed fees generally range between 1% and 2% (annualized) of the Net Asset Value of the Fund's investment in an Investee Pool, and performance fees or incentive allocations range between 15% and 25% of any net capital appreciation in the Fund's investment for the applicable period, generally quarterly or annually. The incentive fees or allocations payable in respect of each Investee Pool are assessed individually based on the performance of each respective Investee Pool, irrespective of the overall performance of the Fund. Moreover, incentive fees and allocations are generally calculated based on the Fund's total investment in an Investee Pool, not on the basis of each separate investment by the Fund in each Investee Pool. In view of the foregoing, it is possible that the Fund may be required to pay certain Investee Pools incentive fees or allocations, which could be substantial, even though the Fund as a whole was not profitable.

     Placement of Units

          The Managing Member has entered into an agreement with the Broker/Dealer, a wholly-owned subsidiary, and may enter into agreements with one or more additional placement or selling agents for placement of Units in the Fund. The fees of any such selling agents with respect to the placement of Units are paid out of the Management Fee and/or the Incentive Allocation; no deduction will be made from an investor's subscription amount with respect to such fees, unless specifically disclosed and agreed to by such investor.

          Sales Commissions. A sales commission of up to 4% of the subscription amount may be charged on the investor's investment in Class A Units, payable to the selling agent. Any sales commission will reduce the investor's subscription amount. The amount of sales commission is determined by the selling agent.

          Trailing Commissions. The Fund pays monthly trailing commissions of 2.0% per year (0.166667% per month) to unaffiliated registered broker/ dealers ("Selling Agents") whose clients invest in Class A Units. These commissions are paid monthly, one month in arrears, beginning in the first month of the investment in Class A Units and are based on the Net Asset Value per Unit of the applicable Unit as of the first day of each month.

          The Selling Agents may pay a portion of all such compensation to their eligible registered representatives.

                                     - 22 -
===============================================================================

     General Summary of Terms of the Classes of Units

          Class A: Aggregate subscriptions up to $5,000,000 (Minimum of $25,000); Management Fees of 1.0% per year; Incentive Allocation of 10%; up to 4% selling commission; 2% annual trailing commission.

          Class B: Aggregate subscriptions up to $10,000,000 (Minimum of $25,000); Management Fees of 1.0% per year; Incentive Allocation of 10%; no selling or trailing commissions; Fee-Only Advisor Units.

          Class C: Aggregate subscriptions of at least $10,000,000; Management Fees of 0.75% per year; Incentive Allocation of 7.5%; no selling or trailing commissions.

          If, immediately after a new or existing Member subscribes for Class B Units, such Member's aggregate subscriptions (including the current subscription) total $10,000,000 or more, the entire new subscription will be invested in Class C Units and the Member's existing Units (if any) will also be converted from Class B to Class C Units. Any subsequent subscription made by such subscriber will be for Class C
     Units.

          Whether a Member will be issued Class C Units will be determined on an aggregate basis. If a Member makes a single subscription of $10,000,000 or more, the Member will receive Class C Units. If a Member has previously subscribed for less than $10,000,000 of Class B Units, and then submits an additional subscription or subscriptions which bring such Member's aggregate Class B subscription over the $10,000,000 threshold, the entire new subscription will be invested in Class C Units. The Member's existing Class B Units will also be converted to Class C Units and all subsequent subscriptions by such Member will be for Class C Units.

          Withdrawals are netted against subscriptions for purposes of determining Class C Unit eligibility.

          Once a Member has become eligible to invest in Class C Units, such Member will lose such eligibility if they drop below $10,000,000 in aggregate subscriptions and will be converted to Class B Units as applicable. If a Member withdraws entirely from the Fund and subsequently reinvests, such Member's Class C Unit eligibility will be determined from the date of such reinvestment as if such Member had never previously invested in the Fund.

          Performance of the Fund will have no bearing on determining eligibility for Class C Units.

     Withdrawals, Assignments and Distributions

     Withdrawals

           A Member may cause all or a portion of the value of such Member's Units to be withdrawn by the Fund as of the close of business on the last day of any month on ten days' prior written notice to the Managing Member, at the applicable Net Asset Value per Unit of the Units being withdrawn (which includes deduction for all applicable fees and expenses). There are no withdrawal fees charged to Members who withdraw their Units.

           Payment will be made within a reasonable time after the date of withdrawal, generally within ten business days. The Managing Member may distribute Financial Instruments in kind, in whole or in part, in lieu of affecting in cash withdrawal of all or a portion of the Units held by a Member. The distribution of Financial Instruments relates to the distribution to investors of a security interest in the underlying investments of the Fund. The Fund will only make an in-kind distribution in the event it is unable to make a distribution in cash. Under special circumstances, including but not limited to default or delay in payments due the Fund from Investee Pools, commodity brokers, banks or other persons, the Fund may in turn delay payment to Members requesting withdrawal of Units of the proportionate part of the Units represented by the sums which are the subject of such default or delay. Members have no rights to repurchase withdrawn Units. Any amount owed by the Member to the Fund will be withheld from the payment.

          The Fund may withhold or suspend such portions of any distribution otherwise payable to Members as the Managing Member, in its sole discretion, deems advisable or equitable, including, without limitation, a reserve for subsequent adjustments to the computation of the amount of the distribution and a reserve for contingent or unforeseen liabilities arising from events occurring when a

                                     - 23 -
===============================================================================

     withdrawing Member was a Member in the Fund. Such liabilities could arise, for example, from contingent liabilities relating to pending or anticipated litigation, Internal Revenue Service audits or other governmental proceedings. Any amount withheld form a withdrawing Member will be held in a segregated interest-bearing account (which may be commingled with similar accounts of other Members). The unused portion, if any, of any such reserve will be distributed, with interest, at such time as the Managing Member determines that the reserve is no longer needed.

           The Managing Member has the authority to suspend or defer the payment of withdrawals in certain extraordinary circumstances when the Managing Member believes doing so would be in the best interest of the Fund, the Members, or withdrawing Members. The Managing Member, by written notice to any Member, may suspend payment of withdrawing proceeds to such Member if the Managing Member reasonably deems it necessary to do so to comply with anti-money laundering laws and regulations applicable to the Fund, the Managing Member or any of the Fund's other service providers.

          The Managing Member may, upon thirty days' written notice, cause the involuntary withdrawal of any Member by withdrawing all, or a portion, of such Member's Units. Under certain extraordinary circumstances, the Managing Member may cause the involuntary withdrawal of any Member by withdrawing all, or a portion, of such Member's Units without notice.

     Assignments

          Due to regulatory requirements, each purchaser must represent and warrant in the subscription agreement that such investor is purchasing Units for investment and not with a view to the assignment, transfer or disposition of all or a portion of such Units.

          A Member may not assign, transfer or otherwise dispose of, by gift or otherwise, any of such Member's Units or any interest in those Units without giving prior written notice to the Managing Member and receiving the Managing Member's prior written consent. The notice to the Managing Member must include evidence satisfactory to the Managing Member that the proposed assignment, transfer or disposition is exempt from registration under the Securities Act.

          If an assignment, transfer or disposition occurs by reason of the death of a Member or assignee, the notice may be given by the duly authorized representative of the estate of the Member or assignee.
     The notice must be supported by proof of legal authority and valid assignment acceptable to the Managing Member.

          The notice shall specify the name and address of the assignee and the proposed date of assignment, include a statement by the assignee that he agrees to give the above-described notice to the Managing Member upon any subsequent assignment and be signed by the assignor and assignee. The Managing Member may, in its sole discretion, waive receipt of the notice or waive any defect in it.

           No assignee, except with the consent of the Managing Member (which consent may be withheld at its sole and absolute discretion), may become a substituted Member. If the Managing Member withholds consent, an assignee will not have any of the rights of a Member, except that the assignee will be entitled to receive that share of capital or profits and to have that right of withdrawal to which its assignor would have been entitled and will remain subject to the other terms of the Limited Liability Company Agreement. An assigning Member will remain liable to the Fund as provided in the Delaware Limited Liability Company Act regardless of whether such Member's assignee becomes a substituted Member.

     Distributions

           The Managing Member has sole discretion in determining what distributions, if any, the Fund will make to the Members. No distributions are currently contemplated.

                                     - 24 -
===============================================================================

     The Limited Liability Company Agreement

          A limited description of certain terms and provisions of the Limited Liability Company Agreement is presented below. The following description is a summary only.

     Liability of Members

           The Fund was organized in April 2005 under the Delaware Limited Liability Company Act. Units purchased and paid for pursuant to the terms of the sale of such Units will be fully paid and non-assessable. A Member of the Fund is liable to the Fund only to the extent of such Member's capital contributions and profits, if any, necessary to discharge the Fund's liabilities to all creditors who extend credit or whose claims arose before any return of the cash value of the Member's Units.

          Accordingly, it is possible that the Fund may have a claim against a Member after its withdrawal of Units from the Fund for liabilities of the Fund which arose before the date of such withdrawal, but such claim will not exceed the sum of such member's capital and profits, if any, together with interest thereon.

     Management of Fund Affairs

           The Members will take no part in the management and will have no voice in the operation of the Fund. Any participation by the Members in the management of the Fund potentially may jeopardize their limited liability. Responsibility for managing the Fund and complete trading authority is vested solely in the Managing Member. To facilitate the execution of various documents by the Managing Member on behalf of the Fund and the members, the members will appoint the Managing Member their attorney-in-fact by executing a power of attorney. Such documents include, without limitation, amendments to the Limited Liability Company Agreement and certificate of formation of the Fund and subscription documents for Investee Pools and customer agreements with the Fund's commodity brokers, if any.

     Nature of Classes and Determination of Net Asset Value

           The Fund is organized into four separate Classes of Units. The Managing Member has the authority to establish one or more additional Classes of Units in its sole and absolute discretion, without notice to or the consent of Members.

          The terms "Net Asset Value", "NAV" or "Net Assets" as of any date with respect to any Class of Units refer to (1) the total assets of the Fund constituting such Class as of such date including the market value of all U.S. Treasury bills, cash and cash equivalents and other securities plus accrued interest, plus the liquidating value of investments in Investee Pools and the market value of all open futures, forward and other commodity interest positions, minus (2) all accrued liabilities of the Fund as of that date attributable to that Class, determined in accordance with U.S. generally accepted accounting principles under the accrual basis of accounting. The terms "Net Asset Value" or "Net Assets" as of any date with respect to the Fund as a whole refer to the sum of the Net Asset Values or Net Assets of all Classes as of that date. Net Assets include any unrealized profits or losses attributable to the Net Assets and any accrued fees or expenses attributable to the Net Assets.

          The market value of a futures, forward or other commodity interest is the price quoted on the exchange on which such contract is traded as of the close of each trading day, or if such contract is not traded on an exchange, the fair market value of such contract, as determined by the Managing Member in its sole and absolute discretion.

          Each Class shall share in the assets, expenses and liabilities of the Fund on a proportional basis with each other Class, except to the extent otherwise specifically provided for by the Fund or to the extent that the Managing Member determines, in good faith, that any expense or liability of the Fund, or any portion of any expense or liability of the Fund, should be attributable only to a particular Class or Classes. This allocation will be final and binding on all Members.

                                     - 25 -
===============================================================================

          The term "Net Asset Value per Unit" with respect to Units of any Class refers to the Net Asset Value of that Class divided by the number of Units outstanding in that Class. Thus, each Unit within a Class shall have the same Net Asset Value as all other Units within that same
     Class.

     Additional Members

          The Limited Liability Company Agreement provides that the Fund may from time to time sell additional Units and admit additional members at the sole discretion of the Managing Member.

     Amendments

          The Limited Liability Company Agreement may be amended by an instrument signed by the Managing Member and Members owning more than 50% of the aggregate value of Units then owned by Members, except that all Members must approve any amendment which would extend the term of the Fund, reduce the capital account of any Member, modify any Member's percentage interest in the Fund, or provide for the continuation of the business of the Fund in the event of the withdrawal, insolvency, or dissolution of the Managing Member. The Managing Member may make certain administrative amendments to the Limited Liability Company Agreement without the consent of the Members. No amendments may be made to the Limited Liability Company Agreement without the consent of the Managing Member.

     Reports to Members

          The books and records of the Fund will be maintained in its place of business and the Members have the right at all times during reasonable business hours to have access to and copy the Fund's books and records, in person or by their authorized attorney or agent. Each month the Managing Member will report to the Members the following information: the value of a Member's Units as of the end of the month and as of the end of the previous month; the aggregate administrative expenses incurred or accrued by the Fund during the month; the aggregate realized and unrealized profit or loss for the month; any change in the identity of the principals of the Managing Member; and such other information as the CFTC may require. Additionally, the Managing Member will make every effort to distribute to Members, not more than 120 days after the fiscal year end, financial statements for the Fund, certified by an independent public accountant, and information necessary for the preparation of federal income tax returns. As of the current fiscal year, Williams, Benator & Libby serves as the Fund's independent public accountant. This effort is highly dependent upon the various Investee Pools and Portfolio
     Managers delivering their results to the Managing Member in a timely manner and as a result, no guarantee can be made that the Managing
     Member will be able to deliver such information in the timeframe mentioned above.

     Plan of Distribution

          The Units are sold by the Fund through the Managing Member, as well as any Selling Agents retained as its agents, in a private placement directed only to a limited number of qualified investors. The Managing Member will retain Selling Agents who are either (i) members in good standing of the National Association of Securities Dealers, Inc. or (ii) foreign banks, dealers or institutions ineligible for membership in a registered securities association that agree to make no sales within the United States. The Units have not been registered under the Securities Act or any state securities laws. The Managing Member reserves the right to reject any subscription.

          The Managing Member may require certain prospective investors to engage the services of a qualified purchaser representative at the expense of such investors.

          Normally, Units will be issued on the first business day of each month with respect to subscriptions received and accepted during the preceding month. The Managing Member may in its discretion issue Units other than on the first business day of a month. There is no maximum amount of funds which may be contributed to the Fund. The Managing Member may terminate its sale of Units at any time. The Fund may from time to time sell additional Units and thereby admit additional members in the sole discretion of the Managing Member.

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(e)  Market Information for Securities other than Common Equity.

          There is no trading market for the Units, and none is likely to develop. No Member may assign, encumber, pledge, hypothecate or otherwise transfer (collectively, "Transfer") any of such Member's Units without the consent of the Managing Member, and any such Transfer of Units, whether voluntary, involuntary or by operation of law, to which the Managing Member does not consent shall result in the Units so Transferred being mandatorily withdrawn as of the end of the month during which such purported Transfer occurred; provided, however, that a Member may Transfer the economic benefits of ownership of its Units without regard to such consent.

          The Units will be exempt from registration under the Securities Act, and may only be sold to "accredited investors" as defined in Regulation D under the Securities Act. The Fund has no plans to register any of the Units for resale.

(f)  American Depository Receipts.

     None.

Item 12.  Indemnification of Directors and Officers.

     The Fund has agreed to indemnify the Managing Member and its principals and employees for actions or omissions relating to the Fund, including civil liabilities in connection with the sale of Interests, unless there has been a judicial determination that such actions or omissions were the result of gross negligence or reckless or intentional misconduct. The Limited Liability Company Agreement provides that the Managing Member, its principals and employees shall not be liable, responsible or accountable in damages or otherwise to the Fund, its members or any of its successors or assigns except by reason of acts or omissions due to bad faith, willful misconduct, gross negligence or reckless disregard of duties.

Item 13.  Financial Statements and Supplementary Data.

     The Fund's financial statements, together with the auditor's report thereon, appear as exhibits to this Form 10 and are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Not applicable.

Item 15.  Financial Statements and Exhibits.

(a)  Financial Statements.

     The following Financial Statements can be found as Exhibit 1 to this Form 10:

     Independent Auditor's Report for the years ended
       December 31, 2005 and 2006.............................Exhibit 1, Page 1

     Statements of Assets & Liabilities for the years ended
       December 31, 2005 and 2006.............................Exhibit 1, Page 3

     Statements of Operations for the years ended
       December 31, 2005 and 2006.............................Exhibit 1, Page 4

     Statements of Changes in Net Assets for the years ended
       December 31, 2005 and 2006.............................Exhibit 1, Page 5

     Statements of Cash Flows for the years ended
       December 31, 2005 and 2006.............................Exhibit 1, Page 6

     Notes to Financial Statements............................Exhibit 1, Page 7

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(b)  Exhibits.

     The following Exhibits are incorporated by reference as a part of this Form 10:

     Interim Financial Statements...........................Exhibit 2

     Limited Liability Company Agreement....................Exhibit 3

     Statement re Computation of Per Share Earnings.........Exhibit 4

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Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 31, 2007
                                  Aspen Diversified Fund LLC

                                  By:  Aspen Partners, Ltd., Managing Member

                                  /s/ Adam Langley

                                  By:     Adam Langley
                                          Chief Compliance Officer

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